Room 4561
								January 13, 2006

Mr. Jeffery W. Yabuki
President & Chief Executive Officer
Fiserv, Inc.
255 Fiserv Drive
Brookfield, WI 53045

Re:	Fiserv Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
Form 8-K filed on October 21, 2005
		File No. 001-14918

Dear Mr. Yabuki:

      We have reviewed the above referenced filings and your letter dated January 6, 2006 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2004

Consolidated Statements of Income, page 2

1. We have read your response to prior comment number two regarding your pharmacy network contracts. Please clarify for us whether revenues recognized under these arrangements are considered product revenues. In addition, identify any other product revenues and explain how you comply with Rule 5-03(1) and (2) of Regulation S-X that requires separate reporting of revenues and costs related to products and services.

2. We note that you consider all expenses other than interest and income taxes to be costs of revenue. Please explain to us how you determined that these expenses should all be classified as costs of revenue under Rule 5-03(2). In addition, explain how you determined that none of these expenses should be classified as the line items referred to in Rule 5-03(3) through (6), particularly selling, general and administrative expenses.

Form 8-K Filed October 21, 2005

3. We have read your response to prior comment number 3 and it is unclear to us how your proposed changes comply with Item 10(e)(1)(i)(A) of Regulation S-K. Please explain to us how modifying the table on page 5 of your earnings release serves to present, with equal or greater prominence, the most directly comparable measure calculated and presented in accordance with GAAP. It does not appear to us that this table, provided on page 5, is presented with equal or greater prominence than the non-GAAP measure disclosed within the second paragraph of your earnings release.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	You may contact Chauncey Martin, Staff Accountant, at (202)
551-
3441 or Mark Kronforst, Senior Staff Accountant, at (202) 551-
3451
if you have questions regarding the above comments. If you need further assistance, you may contact me at (202) 551- 3489.

      Sincerely,



      Brad Skinner
      Accounting Branch Chief
Mr. Jeffery W. Yabuki
Fiserv, Inc.
January 13, 2006
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